GRUPO ZORRO INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATE SUPPLEMENTAL INFORMATION

FOR THE TWELVE MONTHS ENDED
DEC 31, 2023

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

July 1, 20

Haroon Imtiaz, CP
Mountain House, CA 953

T: +1(415) 814-94
E: haroonimtiazcpa@gmail.co

TABLE OF CONTENTS

DESCRIPTION	PAGE





haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of GRUPO ZORRO INC. AND SUBSIDIARIES:

Opinion

We have reviewed the accompanying financial statements of GRUPO ZORRO INC. AND SUBSIDIARIES which comprise Statement of Financial Position as of December 31, 2023, and the related Statement of Activities, Statement of Functional Expenses and Statements of Cash Flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Review of the Financial Statements

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of GRUPO ZORRO INC. AND SUBSIDIARIES and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
San Jose, CA
Dated: July 1, 2024

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Assets and Liabilities
As of DEC 31, 2023

	DEC 31, 2023
ASSETS:	
Current Assets	
Cash and cash equivalents	$ 14,181
Investments	60,000
Other receivable, net	20,931
Total Current Assets	**95,112**
Fixed Assets, net	-
Total Assets	**95,112**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	
Accounts Payable and other current liabilities	23,436
Total Current Assets	**23,436**
Long-term Liabilities	-
Total Liabilities	**23,436**
Share Holders Equity	71,676
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 95,112**

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Operations
For the Twelve Months Ended DEC 31, 2023

REVENUE, Net	$	**540,053**
Cost of Revenues		-
Gross Margin		540,053
General and administrative expenses		(522,561)
OPERATING INCOME (LOSS)		17,492
Non-operative gain and losses		
Other Income		-
Interest Expense		-
Other Expense		-
Total Non-Operative Gain (Loss)		-
Income (Loss) before Taxes		17,492

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Partners' Capital
For the Twelve Months Ended DEC 31, 2023

Partners' capital, Jan 1, 2023	**$**	**81,939**
Capital contributions		-
Capital distributions		(27,755)
Net income (Loss)		17,492
Partners' capital, Dec. 31, 2023	**$**	**71,676**

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Twelve Months Ended DEC 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	17,492
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Net cash provided (used) by operating activities		
Decrease in Accounts Receivable		(9,465)
Increase in Accounts Payable		5,736
Increase in Investment		(60,000)
Total adjustments		(63,729)
Net cash provided (used) by operating activities		**(46,237)**

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided (used) by financing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Distribution	(27,755)
Net cash provided (used) by financing activities	**(27,755)**

Net increase (decrease) in cash and equivalent	(73,992)

CASH AND CASH EQUIVALENTS: Jan 1, 2023		**88,173**
CASH AND CASH EQUIVALENTS: Dec 31, 2023	$	**14,181**

NOTE 1. GENERAL

Grupo Zorro Inc., a Florida corporation formed in July 2016, and its all three wholly-owned subsidiaries (collectively, the "Company"), is based in Florida; Zorro Financial, Inc., Zorro Tax Y Services Professional Inc., and Zorro Seguros, Inc. Grupo Zorro Inc. provides several financial services such as preparation of taxes, payroll, personal or commercial insurance or assistance with a tax or insurance audit. The Grupo Zorro Inc. and subsidiaries is headquartered in Jacksonville, Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying consolidated financial statements were prepared using accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Zorro Financial, Inc (Florida Profit Corporation), Zorro Tax Y Services Professional Inc. (Florida For-Profit Corporation), and Zorro Seguros, Inc (Florida For-profit corporation). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the consolidated statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Liabilities

GRUPO ZORRO INC. AND SUBSIDIARIES maintains current liabilities carrying month to month. GRUPO ZORRO INC. AND SUBSIDIARIES maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Advertising Costs</u>

The Company expenses all advertising and marketing expenses in the period incurred. Advertising costs for the years ended December 31, 2023 were $2,288.

<u>Revenue Recognition</u>

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration expected to be received for those goods or services.

The Company determines revenue recognition through the application of the following five-step model:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the performance obligations are satisfied

<u>Property, Plant and Equipment</u>

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Revenues

Cost of revenues consists of instructor payroll and contractors and other related costs with no administrative cost allocated to cost of revenue.

Accounts Receivable

The carrying value of accounts receivable, net of allowance for doubtful accounts, represents the estimated net realizable value. The Company estimates the allowance for doubtful accounts based on type of customer, age of outstanding receivable, historical collection trends, and existing economic conditions. If events or changes in circumstances indicate that a specific receivable balance may be unrealizable, further consideration is given to the collectability of those balances, and the allowance is adjusted accordingly. Receivable balances deemed uncollectible are written off against the allowance. The allowance for doubtful accounts was $0 as of December 31, 2023.

Goodwill

The Company accounts for goodwill in accordance with ASU 2014-02, Intangible-Goodwill and Other (Topic 350): Accounting for Goodwill (A Consensus of the Private Company Council) ("ASU 2014-02"), which permits the Company to amortize goodwill on a straight-line basis over a maximum of 10 years. Goodwill is tested for impairment when a triggering event occurs that indicates the fair value of the entity may be below its carrying amount. When a triggering event occurs, an entity has the option to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the quantitative test to compare the entity's fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is more likely than not that goodwill is not impaired, further testing is unnecessary. The Company did not identify any triggering events requiring goodwill to be tested for impairment for the year ended December 31, 2023.

Impairment

Impairment losses are recorded on property and equipment used in operations and other long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Impairment (Continued)</u>

carrying amount and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. There were no impairment charges recorded by the Company during the year ended December 31, 2023. No indicators of impairment existed as of December 31, 2023.

<u>Financial instruments and credit risk</u>

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Investments are not insured and subject to market losses.

<u>Income Taxes</u>

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. The Company has established a full valuation allowance equal to the net deferred tax assets, which were primarily comprised of net operating losses due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history.

Utilization of the net operating loss and tax credit carryforwards is likely subject to annual limitations due to the "change in ownership" provisions (Section 382) of the Internal Revenue Code. The annual limitations may result in the expiration of net operating losses and tax credits before their utilization. The net operating loss carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss is utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Income Taxes (Continued)</u>

than not that the tax position will be sustained on examination by the taxing authorities. As of December 31, 2023, the Company has recorded no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

The Company is subject to Florida margin tax, which is accounted for as an income tax. Florida margin tax expense was $0 for the years ended December 31, 2023.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Accounting Guidance Not Yet Effective</u>

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 Leases (Topic). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for the Company on January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the financial position, results of operations or cash flows

Note 3. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at DEC 31, 2023 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 14,181	$ 14,181	-	-

Note 4. <u>CASH AND CASH EQUIVALENTS</u>

Cash & cash equivalents at DEC 31, 2023 ended consist of the following checking accounts:

	DEC 31, 2023
Cash	$ 14,181
Total	**$ 14,181**

NOTE 5. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The GRUPO ZORRO INC. AND SUBSIDIARIES maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits and has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk related to these deposit accounts. Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At DEC 31, 2023, the organization had $0, of uninsured balances at these institutions.

NOTE 6. <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through July 1, 2024, the date the consolidated financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

GRUPO ZORRO INC. AND SUBSIDIARIES is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the organization may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

GRUPO ZORRO INC. AND SUBSIDIARIES

CONSOLIDATED SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2023

GRUPO ZORRO INC. AND SUBSIDIARIES LLC
SCHEDULE OF OPERATING EXPENSES
For the Year Ended December 31, 2023

GENERAL & ADMINISTRATIVE EXPENSES:

Payroll	$ 358,566
Rent	76,077
Office	23,378
Repairs and Maintenance	19,446
Utilities	16,456
Professional Fees	7,775
Credit Card Fees	4,997
Meals and Entertainment	3,525
Janitorial	3,340
Advertising and Promotion	2,288
Insurance	1,972
Computer and Internet Expenses	1,283
Interest	1,131
Subcontractors	1,001
Security	451
Bank Service Charges	420
Automobile	144
Business Licenses and Permits	114
Postage and Delivery	94
Dues and Subscriptions	91
Miscellaneous	13
Total Administrative & General Expenses	**$ 522,561**

GRUPO ZORRO INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND CONSOLIDATE SUPPLEMENTAL INFORMATION

FOR THE TWELVE MONTHS ENDED
DEC 31, 2022

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

July 1, 20

Haroon Imtiaz, CF
Mountain House, CA 953

T: +1(415) 814-94
E: haroonimtiazcpa@gmail.co

TABLE OF CONTENTS





haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of GRUPO ZORRO INC. AND SUBSIDIARIES:

Opinion

We have reviewed the accompanying financial statements of GRUPO ZORRO INC. AND SUBSIDIARIES which comprise Statement of Financial Position as of December 31, 2022, and the related Statement of Activities, Statement of Functional Expenses and Statements of Cash Flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Review of the Financial Statements

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of GRUPO ZORRO INC. AND SUBSIDIARIES and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Haroon Imtiaz, CPA
San Jose, CA
Dated: July 1, 2024

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Assets and Liabilities
As of DEC 31, 2022

	DEC 31, 2022
ASSETS:	
Current Assets	
Cash and cash equivalents	$ 88,173
Other receivable, net	11,466
Total Current Assets	**99,639**
Fixed Assets, net	-
Total Assets	**99,639**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	
Accounts Payable and other current liabilities	17,700
Total Current Assets	**17,700**
Long-term Liabilities	-
Total Liabilities	**17,700**
Share Holders Equity	81,939
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 99,639**

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Operations
For the Twelve Months Ended DEC 31, 2022

REVENUE, Net	$	**469,719**
Cost of Revenues		-
Gross Margin		469,719
General and administrative expenses		(387,780)
OPERATING INCOME (LOSS)		81,939
Non-operative gain and losses		
Other Income		-
Interest Expense		-
Other Expense		-
Total Non-Operative Gain (Loss)		-
Income (Loss) before Taxes		**81,939**

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Partners' Capital
For the Twelve Months Ended DEC 31, 2022

Partners' capital, Jan 1, 2022	$	20,052
Capital contributions		-
Capital distributions		(20,052)
Net income (Loss)		81,939
Partners' capital, Dec. 31, 2022	**$**	**81,939**

GRUPO ZORRO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Twelve Months Ended DEC 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	81,939
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Decrease in Accounts Receivable		(11,466)
Increase in Accounts Payable		17,700
Total adjustments		6,234
Net cash provided (used) by operating activities		**88,173**

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash provided (used) by financing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Capital Contribution	(20,052)
Net cash provided (used) by financing activities	**(20,052)**

Net increase (decrease) in cash and equivalent	68,121

CASH AND CASH EQUIVALENTS: Jan 1, 2022		20,052
CASH AND CASH EQUIVALENTS: Dec 31, 2022	$	**88,173**

NOTE 1. <u>GENERAL</u>

Grupo Zorro Inc., a Florida corporation formed in July 2016, and its all three wholly-owned subsidiaries (collectively, the "Company"), is based in Florida; Zorro Financial, Inc., Zorro Tax Y Services Professional Inc., and Zorro Seguros, Inc. Grupo Zorro Inc. provides several financial services such as preparation of taxes, payroll, personal or commercial insurance or assistance with a tax or insurance audit. The Grupo Zorro Inc. and subsidiaries is headquartered in Jacksonville, Florida.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The accompanying consolidated financial statements were prepared using accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Zorro Financial, Inc (Florida Profit Corporation), Zorro Tax Y Services Professional Inc. (Florida For-Profit Corporation), and Zorro Seguros, Inc (Florida Profit Corporation). All intercompany balances and transactions have been eliminated in consolidation.

<u>Use of Estimates</u>

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the consolidated statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

GRUPO ZORRO INC. AND SUBSIDIARIES maintains current liabilities carrying month to month. GRUPO ZORRO INC. AND SUBSIDIARIES maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Advertising Costs</u>

The Company expenses all advertising and marketing expenses in the period incurred. Advertising costs for the years ended December 31, 2022 were $2,215.

<u>Revenue Recognition</u>

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration expected to be received for those goods or services.

The Company determines revenue recognition through the application of the following five-step model:
* Identification of the contract, or contracts, with a customer
* Identification of the performance obligations in the contract
* Determination of the transaction price
* Allocation of the transaction price to the performance obligations in the contract
* Recognition of revenue when, or as, the performance obligations are satisfied

<u>Property, Plant and Equipment</u>

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Cost of Revenues</u>

Cost of revenues consists of instructor payroll and contractors and other related costs with no administrative cost allocated to cost of revenue.

<u>Accounts Receivable</u>

The carrying value of accounts receivable, net of allowance for doubtful accounts, represents the estimated net realizable value. The Company estimates the allowance for doubtful accounts based on type of customer, age of outstanding receivable, historical collection trends, and existing economic conditions. If events or changes in circumstances indicate that a specific receivable balance may be unrealizable, further consideration is given to the collectability of those balances, and the allowance is adjusted accordingly. Receivable balances deemed uncollectible are written off against the allowance. The allowance for doubtful accounts was $0 as of December 31, 2022.

<u>Goodwill</u>

The Company accounts for goodwill in accordance with ASU 2014-02, Intangible-Goodwill and Other (Topic 350): Accounting for Goodwill (A Consensus of the Private Company Council) ("ASU 2014-02"), which permits the Company to amortize goodwill on a straight-line basis over a maximum of 10 years. Goodwill is tested for impairment when a triggering event occurs that indicates the fair value of the entity may be below its carrying amount. When a triggering event occurs, an entity has the option to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the quantitative test to compare the entity's fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is more likely than not that goodwill is not impaired, further testing is unnecessary. The Company did not identify any triggering events requiring goodwill to be tested for impairment for the year ended December 31, 2022.

<u>Impairment</u>

Impairment losses are recorded on property and equipment used in operations and other long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Impairment (Continued)</u>

carrying amount and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. There were no impairment charges recorded by the Company during the year ended December 31, 2022. No indicators of impairment existed as of December 31, 2022.

<u>Financial instruments and credit risk</u>

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Investments are not insured and subject to market losses.

<u>Income Taxes</u>

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. The Company has established a full valuation allowance equal to the net deferred tax assets, which were primarily comprised of net operating losses due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history.

Utilization of the net operating loss and tax credit carryforwards is likely subject to annual limitations due to the "change in ownership" provisions (Section 382) of the Internal Revenue Code. The annual limitations may result in the expiration of net operating losses and tax credits before their utilization. The net operating loss carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss is utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Income Taxes (Continued)</u>

than not that the tax position will be sustained on examination by the taxing authorities. As of December 31, 2022, the Company has recorded no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

The Company is subject to Florida margin tax, which is accounted for as an income tax. Florida margin tax expense was $0 for the years ended December 31, 2022.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Accounting Guidance Not Yet Effective</u>

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 Leases (Topic). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for the Company on January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the financial position, results of operations or cash flows

Note 3. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at DEC 31, 2022 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 88,173	$ 88,173	-	-

Note 4. <u>CASH AND CASH EQUIVALENTS</u>

Cash & cash equivalents at DEC 31, 2022 ended consist of the following checking accounts:

	DEC 31, 2022
Cash	$ 88,173
Total	**$ 88,173**

NOTE 5. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The GRUPO ZORRO INC. AND SUBSIDIARIES maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits and has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk related to these deposit accounts. Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At DEC 31, 2022, the organization had $0, of uninsured balances at these institutions.

NOTE 6. <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through July 1, 2024, the date the consolidated financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

GRUPO ZORRO INC. AND SUBSIDIARIES is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the organization may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

GRUPO ZORRO INC. AND SUBSIDIARIES

CONSOLIDATED SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2022

GRUPO ZORRO INC. AND SUBSIDIARIES LLC
SCHEDULE OF OPERATING EXPENSES
For the Year Ended December 31, 2022

GENERAL & ADMINISTRATIVE EXPENSES:

Payroll	$	213,729
Rent		61,365
Repairs and Maintenance		41,306
Office Supplies		33,577
Utilities		12,709
Meals and Entertainment		6,800
Charitable Contributions		4,000
Credit Card Fees		3,350
Janitorial Expenses		2,365
Advertising and Promotion		2,215
Computer and Internet		1,946
Security Expenses		1,625
Insurance Expense		941
Business Licenses and Permit		935
Dues and Subscriptions		254
Automobile Expense		169
Bank Service Charges		162
Postage and Delivery		114
Professional Fees		110
Miscellaneous		108
Total Administrative & General Expenses	**$**	**387,672**